Corindus Vascular Robotics, Inc.

309 Waverley Oaks Road, Suite 105

Waltham, MA 02452

April 18, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Corindus Vascular Robotics, Inc.
Registration Statement on Form S-3
Filed Thursday, April 12, 2018
File No. 333-224255
Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Corindus Vascular Robotics, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Friday, April 20, 2018, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Marc Mantell or Scott Dunberg of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

Corindus Vascular Robotics, Inc.

/s/ David W. Long
David W. Long
Chief Financial Officer and Senior Vice President

cc:	David W. Long, Corindus Vascular Robotics, Inc.
William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Marc D. Mantell, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott Dunberg, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.